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 **Ken D'Amato**
CEO & Co-Founder | Vidoni | Mixed Reality Training | Mfg AEC Safety/BIM

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Ken D'Amato in

CEO & Co-Founder | Vidoni | Mixed Reality Training | Mfg AEC Safety/BIM

New York, New York · 500+ connections · **Contact info**

Vidoni AR Learning

Clemson University

About

CEO & Co-Founder of Vidoni AR/MR - Vidoni is changing the way people learn by providing Mixed Reality Learning and Collaboration for Manufacturing and Construction Safety & Fabrication training. With 15 years experience and evangelizing engineering training, BIM technology, LiDAR (laser scanning) and as an AEC BIMxR exp ... see more

Activity

6,860 followers

 **It's great seeing apps like this...**
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 **FRAMINGHAM, Mass., December 6, 2018 – Worldwide spending on...**
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Experience

 **CEO & Co-Founder**
Vidoni AR Learning
Apr 2016 – Present · 3 yrs 6 mos
Greater New York City Area

Patent Pending Augmented Reality Learning - www.vidoni.io
GROUNDBREAKING AR/MR SOLUTIONS FOR THE ENTERPRISE
- Industry-leading hand motion capture
- Learning and training platform delivery
- Skill acquisition with AR for the manufacturing, building design and construction industries leveraging BIM. Plus related HVAC fabrication training and safety.

 **Vidoni Experience - Commercial Spot**

 **CEO & Co-Founder**
Venari Vision VR
Oct 2016 – Present · 3 yrs
Greater New York City Area

Venari Vision is a VR and AR production company and Safety Group Global Gold Partner
The Safety Group is a diversified collective of talented occupational risk mitigation and compliance in the construction and energy industries safety professionals leveraging VR and AR. The Safety Group Ltd. was founded in 2013 by the original partners of Homela... See more

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 **Ken D'Amato**
CEO & Co-Founder | Vidoni | Mixed Reality Training | Mfg AEC Safety/BIM

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Giving the commercial, residential, hospitality and mixed-use markets a simple Virtual Reality application that provides 2D/3D 360° photos, videos, 3D-rendered models and CGI that can be accessed online, on your mobile device, and in VR and AR environments. By using VR Global's IP for white-labeled applications—specifically designed for real estate agencies, sa... See more

Sr. USA Business Development
AEC Resource, Inc.
Aug 2013 – Nov 2016 · 3 yrs 4 mos
USA & South America

My Business Development in 2015 led to $500K in sales. My customers continue to request additional services. AEC Resource Group, Inc. is Latin America's leading professional services company for design and engineering technologies. AEC Resource Group, Inc. improves the way organizations design, develop, and manage building, 3D visualizations, plant desig... See more

Sr. Account Executive
Microsol
Feb 2013 – Dec 2013 · 11 mos
New York, NY
Microsol Inc., NYC CAD and building information modeling (BIM) solutions serving the architectural, engineering and construction (AEC) industries. Autodesk Platinum Tier Value-Added Partner.

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Education

Clemson University
Electrical Engineering Technologies/Technicians
1984 – 1986
Activities and Societies: ATO

Electrical Engineering

SUNY at Delhi Delhi, NY
Engineering Science Associates Degree, Engineering Science
1981 – 1983
Activities and Societies: Engineering Club

Engineering Science

Licenses & Certifications

FARO Certification for Laser Scanning
FARO Technologies, Inc.
Issued Sep 2016 · No Expiration Date

Autodesk BIM
Autodesk Fabrication

Volunteer Experience

Site improvement
NY Cares
Oct 1998 · 1 mo
Children

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Ken D'Amato
CEO & Co-Founder | Vidoni | Mixed Reality Training | Mfg AEC Safety/BIM

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Health

Skills & Endorsements

Construction · 93

Endorsed by 🔵 **Mustafa Rizk (MSc)** and **15 others** who are highly skilled at this

Endorsed by **2 of Ken's colleagues at Vidoni Mixed Reality Learning**

Project Management · 87

Endorsed by **Mo Hassankhani** and **1 other** who is highly skilled at this

Endorsed by **2 of Ken's colleagues at Vidoni Mixed Reality Learning**

Construction Management · 78

Endorsed by **Steven McGrath, CCM, PMP** and **5 others** who are highly skilled at this

Endorsed by **2 of Ken's colleagues at Vidoni Mixed Reality Learning**

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Ken D'Amato

CEO & Co-Founder | Vidoni | Mixed Reality Training | Mfg AEC Safety/BIM

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